REG-BAE SYSTEMS PLC Acquisition
13/09/2004

RNS Number:8668C
BAE SYSTEMS PLC
11 September 2004

BAE SYSTEMS AGREES TO ACQUIRE DIGITALNET

BAE Systems plc announces that its wholly-owned U.S. subsidiary, BAE Systems North America, has entered into a definitive merger agreement to acquire DigitalNet Holdings Inc. The agreement values DigitalNet at $30.25 per share for a total cash consideration of approximately $600 million with the assumption of DigitalNet's debt of $93.25 million. DigitalNet's capabilities will complement BAE Systems North America's significant presence in managed information technology and information assurance, and enhance its ability to address evolving U.S. national security priorities for network centric infrastructure and information sharing between the intelligence, homeland security and warfighting communities. The transaction will be accretive to earnings in the first year and will be financed out of existing resources.

Headquartered in Herndon, Va., DigitalNet, which employs nearly 2,200 people primarily in the United States, is a leading provider of networked infrastructure and information assurance solutions to federal government agencies such as the Departments of Defense, Homeland Security, Justice, Treasury and State, as well as the national intelligence community. The company provides strategic consulting services, application development and integration, e-Government applications and strategies, and has experienced strong growth in web-based network centric applications.

For the year ending December 31, 2003, DigitalNet had recorded sales of $292 million and earnings before interest, tax, depreciation, and amortization EBITDA, of $43 million on pro forma basis, after excluding revenues of $45 million associated with a completed contract, and certain charges of $12 million associated with stock-based compensation. The company had net assets of $159 million on December 31, 2003. For the six months ending June 30, 2004 DigitalNet reported sales of $178 million and EBITDA of $26 million.

Mike Turner, chief executive of BAE Systems said, "Our North American business currently accounts for more than 20 percent of group sales and profits, with 10 percent organic sales growth annually. It has a successful record of acquiring and integrating businesses that create and sustain value. The acquisition of DigitalNet will be an important step in enhancing the capability of BAE Systems North America to better serve its customers."

With the acquisition, BAE Systems North America will become a leading federal sector information technology provider, with revenues in that market exceeding $1.2 billion.

Mark Ronald, president and CEO of BAE Systems North America, said, "The acquisition of DigitalNet is consistent with BAE Systems' strategy of acquiring profitable, growing businesses with strong, differentiated technologies that complement BAE Systems' already broad range of capabilities and bolster our ability to provide integrated systems and transformational solutions for our customers."

BAE Systems North America is a leading electronics, information systems and technology services company, and one of the largest providers of systems and services for the U.S. Department of Defense. BAE Systems North America currently employs more than 26,000 people across some 30 states, generating sales of more than $5 billion. The company designs, develops, manufactures and supports a wide range of advanced aerospace products, electronic systems and information technology for the U.S. Government and commercial customers.

Mark Ronald added, "I look forward to welcoming the highly regarded DigitalNet team and their market-leading technology into BAE Systems North America. Our two

companies share common values, a similar heritage, and long histories of innovation and commitment to national security. Together we will be able to provide our federal and national security customers with more innovative products and solutions to meet their ever more demanding information systems and network centric requirements."

Conclusion of the transaction is expected during the fourth quarter, subject to regulatory reviews and approvals and customary closing conditions.

Issued by:

BAE Systems plc

London

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